UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Black Box Corporation

(Name of Subject Company)

Black Box Corporation

(Name of Persons Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

91826107

(CUSIP Number of Class of Securities)

Ronald Basso

Executive Vice President, General Counsel & Secretary

1000 Park Drive

Lawrence, Pennsylvania 15055

(724) 746-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Persons Filing Statement)

Copy to:

David A. Grubman

Jones Day

500 Grant Street

Pittsburgh, Pennsylvania 15219

(412) 394-7223

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Black Box Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 21, 2018.

On November 11, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company and AGC Networks Pte Ltd., a company organized under the laws of Singapore (“Top Parent”), BBX Main Inc., a Delaware corporation and a wholly owned subsidiary of Top Parent (“Parent”), BBX Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“BBX Intermediate”), Host Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of BBX Intermediate (“Merger Sub”; together with Top Parent, Parent and BBX Intermediate, the “Parent Entities” and each, a “Parent Entity”). Pursuant to the Merger Agreement, Host Merger Sub Inc. offered to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $1.08 per share, net to the holder thereof, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(A)), as amended or supplemented from time to time, and in the related Letter of Transmittal (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(B)), as amended or supplemented from time to time.

On December 20, 2018, the Company and the Parent Entities entered into Amendment No. 1 to the Agreement and Plan of Merger (the “Merger Agreement Amendment”) (incorporated by reference in the Schedule 14D-9 as Exhibit (e)(21)). Pursuant to the Merger Agreement Amendment, Merger Sub has amended the terms of the tender offer to increase the offer price from $1.08 per share to $1.10 per share, net to the holder thereof, in cash, without interest thereon.

In addition, on December 20, 2018, the Parent Entities extended the expiration of the tender offer to midnight (i.e., one minute after 11:59 p.m.), New York City time, on January 4, 2019, unless otherwise extended in accordance with the terms of the Merger Agreement.

Except to the extent amended and supplemented by this Amendment, the information in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Persons.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph under the subsection entitled “Tender Offer.” with the following paragraph:

“This Schedule 14D-9 relates to the tender offer being made pursuant to the Agreement and Plan of Merger, dated as of November 11, 2018 (the “Original Merger Agreement”), as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 20, 2018 (the “Merger Agreement Amendment”, and together with the Original Merger Agreement, the “Merger Agreement”), by and among the Company, AGC Networks Pte. Ltd., a company organized under the laws of Singapore (“Top Parent”), BBX Main Inc., a Delaware corporation and a wholly owned subsidiary of Top Parent (“Parent”), BBX Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“BBX Intermediate”) and Host Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of BBX Intermediate (“Purchaser” and, together with Top Parent, Parent and BBX Intermediate, the “Parent Entities” and each, a “Parent Entity”). Pursuant to the Merger Agreement, Purchaser is offering to purchase any and all of the outstanding shares of Company Common Stock (“Shares”) at a purchase price of $1.10 per Share, net to the holder thereof, in cash, without interest thereon (such amount, or any higher amount per share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). A copy of the Original Merger Agreement is filed as Exhibit (e)(1) hereto and a copy of the Merger Agreement Amendment is filed as Exhibit (e)(21) hereto, each of which is incorporated herein by reference.”

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the seventh paragraph under the subsection entitled “Tender Offer.”:

“The Offer, which was scheduled to expire at midnight (i.e., one minute after 11:59 p.m.), New York City time, on December 19, 2018, is being extended in accordance with the Merger Agreement to midnight (i.e., one minute after 11:59 p.m.), New York City time, on January 4, 2019, unless otherwise extended in accordance with the terms of the Merger Agreement.”

Item 3.	Past Contacts, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last two paragraphs under the subsection entitled “Consent Agreement.” with the following paragraphs:

“The Agent is permitted to terminate the Consent Agreement in certain circumstances, including, without limitation, if an Event of Default (as defined in the Amended Credit Agreement) is continuing and not waived under the Amended Credit Agreement and the Agent delivers a notice of termination, the Merger Agreement is terminated, the Merger Agreement is modified in a manner that is materially adverse to the Agent or the Lenders, or the Minimum Condition is not met by the Termination Date. The Consent Agreement expires on December 31, 2018, unless extended by the Agent, provided that any extension beyond January 17, 2019 will require the consent of the Required Lenders (as defined in the Amended Credit Agreement). The Company has requested that the Agent extend the Consent Agreement to January 8, 2019 in order to accommodate the Expiration Time, as extended. The effectiveness of the Consent Agreement is a condition to the consummation of the Offer and the Merger.

The above summary of certain provisions of the Consent Agreement is qualified in its entirety by reference to the full text of the Consent Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the last paragraph under the subsection entitled “Arrangements with Parent Entities.”:

“Amendment No. 1 to the Agreement and Plan of Merger.

On December 20, 2018, the Company and the Parent Entities entered into the Merger Agreement Amendment. Pursuant to the Merger Agreement Amendment, the Offer Price was increased from $1.08 per Share to $1.10 per Share, net to the holder thereof, in cash, without interest thereon, in accordance with the terms and conditions of the Offer (as so amended).

The above summary of certain provisions of the Merger Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement Amendment, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(21) to this Schedule 14D-9.”

Item 4.	Past Contacts, Negotiations and Agreements.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the last paragraph under the subsection entitled “Background of the Offer.”:

“On December 19, 2018, as of midnight (i.e., one minute after 11:59 p.m.), New York City time, 7,137,166 Shares (excluding 515,140 shares tendered by guaranteed delivery) had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 46.84% of the outstanding Shares.

During the night of December 19, 2018, and continuing into the morning of December 20, 2018, management of AGC, representatives of Alston & Bird, management of the Company and representatives of Jones Day discussed and negotiated the Merger Agreement Amendment, pursuant to which the Offer Price (and, by extension, the Per Share Merger Consideration) would be increased from $1.08 per share to $1.10 per share.

On the morning of December 20, 2018, the Company Board held a special telephonic meeting. Present at the meeting were members of Company management, representatives of Raymond James and representatives of Jones Day. At the meeting, Company management and the Company’s advisors discussed with the Company Board various aspects of the pending transaction, and the proposed Merger Agreement Amendment. At the conclusion of the meeting, the Company Board unanimously determined that the Merger Agreement Amendment was fair to and in the best interests of the Company and its stockholders, approved and declared advisable the execution, delivery and performance of the Merger Agreement Amendment and the consummation of the transactions contemplated thereby, and resolved to continue to recommend acceptance of the Offer, as amended by the Merger Agreement Amendment, by the stockholders of the Company upon the terms and subject to the conditions set forth in the Merger Agreement, as amended by the Merger Agreement Amendment. The Company Board also reaffirmed the reasons discussed and considered by the Company Board that are discussed below in Item 4 under “Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation.”

Following approval by the Company Board, the Company and the applicable counterparties thereto executed the Merger Agreement Amendment.

Prior to the opening of markets in the United States on December 20, 2018, the Company and AGC issued a joint press release announcing the signing of the Merger Agreement Amendment, the increase to the Offer Price and the extension of the Expiration Time. A copy of the joint press release is filed as Exhibit (a)(5)(N) hereto.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(N)	Joint Press Release, issued December 20, 2018, by Black Box Corporation and AGC Networks Limited (incorporated by reference to Exhibit 99.1 to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on December 20, 2018).

(a)(5)(O)	CEO, Internal Team Email Message to be issued December 20, 2018.

(e)(21)	Amendment No. 1 to Agreement and Plan of Merger, dated as of December 20, 2018, by and among Black Box Corporation, AGC Networks Pte Ltd., BBX Main Inc., BBX Inc. and Host Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on December 20, 2018).

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACK BOX CORPORATION

By:	/s/ DAVID J. RUSSO
Name:	David J. Russo
Title:	Executive Vice President, Chief Financial Officer and Treasurer (Principal Accounting Officer)

Date: December 20, 2018

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